U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Power,               Richard                      D.
         (Last)               (First)                   (Middle)

                  The Sage Group, 245 Rte. 22 West, Suite 304
                              (Street)

         Bridgewater            NJ                       08807
         (City)               (State)                    (Zip)



2.       Issuer Name and Ticker or Trading Symbol
         Discovery Laboratories,Inc. (Discovery)
         DSCO



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
         03/2000

5.       If Amendment, Date of Original
         (Month/Year)


6.       Relationship of Reporting Person to Issuer

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                           (Check all applicable)

            X    Director                      10% Owner
         -------                       -------
                 Officer (give title           Other (specify
         -------          below)       -------        below)


         Chief Executive Officer


7.       Individual or Joint/Group filing (Check Applicable Line)

            X    Form filed by One Reporting Person
         -------
                 Form filed by More than One Reporting Person
         -------

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


                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title of    2.  Trans-    3.  Trans-        4.  Securities Acquired (A)    5.  Amount of      6.  Ownership     7.  Nature of
    Security        action        action            or Disposed of (D)             Securities         Form:             Indirect
    (Instr.3)       Date          Code              (Instr. 3, 4 and 5)            Beneficial-        Direct (D)        Beneficial
                    (Month/       (Instr.8)                                        ly Owned at        or                Ownership
                    Date/     ----------------------------------------------       End of             Indirect
                    Year)         Code   V        Amount   (A)     Price           Month              (I)               (Instr. 4)
                                                            or
                                                           (D)                     (Inst. 3           (Instr. 4)
                                                                                   and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        03/22/00       P              3,077     A    $6.50 (1)           16,997               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                         78,000               I                 By
                                                                                                                        Partnership
------------------------------------------------------------------------------------------------------------------------------------


(1) Represents the purchase price of Units offered in a private placement (each Unit consists of 76,923 shares of Common Stock and 15,385 Class E Warrants) divided by the number of shares of Common Stock included in the Units.


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


                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                    ----


1.  Title of      2.  Conver-     3.  Trans-     4.  Transaction      5.  Number of Deriv-     6.  Date Exercisable and
    Derivative        sion or         action         Code                 ative Securities         Expiration Date
    Security          Exercise        Date                                Acquired (A) or          (Month/Day/Year)
    (Instr. 3)        Price of                       (Instr. 8)           Disposed of (D)
                      Deri-           (Month/
                      vative          Day/                                (Instr. 3, 4,
                      Security        Year)                               and 5)
                                                 -------------------------------------------------------------------------
                                                     Code     V           (A)       (D)         Date Exer-    Expiration
                                                                                                 cisable        Date
--------------------------------------------------------------------------------------------------------------------------
Class E               $7.375        03/22/00          A                   615                  Immediately    03/21/05
Warrant (right
to purchase)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------



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



1.  Title of      7.  Title and Amount of       8.   Price of       9. Number of     10.Ownership      11. Nature of
    Derivative        Underlying Securities          Derivative     Derivative       Form of Deri-     Indirect Bene-
    Security                                         Security       Securities       vative Sec-       ficial Owner-
    (Instr. 3)        (Instr.3 and 4)                               Beneficially     urity: Direct     ship (Instr.
                  --------------------------         (Instr. 5)     Owned at End     (D) or            4)
                      Title     Amount or                           of Month         Indirect (I)
                                Number of
                                 Shares                             (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------
Class E            Common Stock,   615                 (2)            615             D
Warrant (right     par value
to purchase)       $.001 per
                   share


Explanation of Responses:

(2) The Class E Warrants were acquired as part of a Unit in a private placement. See footnote 1.


           By: s/Richard D. Power                  May 22, 2000
           **Signature of Reporting Person             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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